

02044905

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

ORIGINAL

RECEIVED

JUN 2 7 2002

165

FORM 11-K

[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 2001 or

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER   33-92858, 333-85297   *1-12162*

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Fuel Systems Inc. Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
200 South Michigan Avenue
Chicago, Illinois 60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements as of October 31, 2001 and December 31, 2000 and for the ten months ended October 31, 2001 and Independent Auditors' Report



Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BORGWARNER FUEL SYSTEMS INC.
SAVINGS PLAN

Date: June 26, 2002   SIGNATURE   TITLE

William C. Cline   Retirement Savings Plan Committee Member

Kimberly Dickens   Retirement Savings Plan Committee Member

Regis J. Trenda   Retirement Savings Plan Committee Member

George E. Strickler   Retirement Savings Plan Committee Member

John F. Fiedler   Retirement Savings Plan Committee Member

Timothy Manganello   Retirement Savings Plan Committee Member

EXHIBIT INDEX

Exhibit Number

(23.1) Consent of Deloitte & Touche LLP

Deloitte & Touche

BorgWarner Fuel Systems Inc. Savings Plan

Financial Statements as of
October 31, 2001 and December 31, 2000 and for
the Ten Months Ended October 31, 2001 and
Independent Auditors' Report

BORGWARNER FUEL SYSTEMS INC.
SAVINGS PLAN

TABLE OF CONTENTS

Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

Deloitte & Touche LLP
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180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

BorgWarner Fuel Systems Inc.
Savings Plan:

We have audited the accompanying financial statements of the BorgWarner Fuel Systems Inc. Savings
Plan (the "Plan") as of October 31, 2001 and December 31, 2000, and for the ten months ended
October 31, 2001, as listed in the table of contents. These financial statements are the responsibility of
the Plan's management. Our responsibility is to express an opinion on these financial statements based
on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement. An audit includes examining,
on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit
also includes assessing the accounting principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation. We believe that our audits provide a
reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available
for benefits as of October 31, 2001 and December 31, 2000, and the changes in net assets available for
benefits for the ten months ended October 31, 2001 in conformity with accounting principles generally
accepted in the United States of America.

Deloitte & Touche LLP

June 7, 2002



**Deloitte
Touche
Tohmatsu**

BORGWARNER FUEL SYSTEMS INC.
SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
OCTOBER 31, 2001 AND DECEMBER 31, 2000
(In Thousands)

	2001	2000
ASSETS:		
Investment in Master Trust (Notes 4 and 6)	$	$ 291
NET ASSETS AVAILABLE FOR BENEFITS	$	$ 291

See notes to financial statements.

BORGWARNER FUEL SYSTEMS INC.
SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
TEN MONTHS ENDED OCTOBER 31, 2001
(In Thousands)

ADDITIONS TO NET ASSETS:	
Investment income (loss) from the Master Trust:	
Net realized/unrealized depreciation in fair value of investments (Note 4)	$ (36)
Dividend income	2
Total investment loss	(34)
Contributions from participants	5
Contributions from the Company	1
Total additions	(28)
DEDUCTIONS FROM NET ASSETS:	
Participants' withdrawals	110
Net transfers to other BorgWarner Inc. plans	13
Transfer of assets due to plan merger (Note 1)	140
Total deductions	263
NET DECREASE	(291)
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	291
NET ASSETS AVAILABLE FOR BENEFITS - End of year	$

See notes to financial statements.

BORGWARNER FUEL SYSTEMS INC.
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2001 AND DECEMBER 31, 2000 AND
TEN MONTHS ENDED OCTOBER 31, 2001

1. DESCRIPTION OF PLAN

The following description of the BorgWarner Fuel Systems Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan was established on April 27, 1995 and was a participating plan under the BorgWarner Inc. Retirement Savings Master Trust (the "Master Trust"). The Plan Sponsor was BorgWarner Fuel Systems Inc. (the "Company"), a wholly owned subsidiary of BorgWarner Inc. (the "Corporation").

The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Corporation has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective April 16, 2001, the Corporation sold all the assets of BorgWarner Fuel Systems Inc., and all active participation in the Plan ceased. No new participants were accepted into the Plan, and no further contributions were allowed to be made after this date. All active participants became fully vested in their Company contributions on April 16, 2001.

Plan Merger - Effective October 31, 2001, the Fuel Systems Inc. Savings Plan was merged into the BorgWarner Morse TEC Inc., Ithaca Retirement Savings Plan (the "Morse Tec Plan"). On this date, all plan assets were appropriately transferred from the Plan to the Morse TEC Plan.

Eligibility - Hourly employees of the Company hired after September 1, 1999 became eligible after completing 12 months of service with the Company.

Participants' Accounts - The participants' accounts consist of the following:

Employee Retirement Account - Participants could voluntarily contribute from one to three percent of their compensation. The Company made contributions equal to 25 percent of participant contributions to this account.

Savings Account - Participants could voluntarily contribute from one to twelve percent of their compensation to this account. No Company contributions were made to this account.

Investment Options - Participants elect to invest their Employee Retirement Account and Savings Account in one or more of the following funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the Pending Account and Loan Fund, which are not fund elections available to participants: Barclays Mid Cap Equity Index Fund, Barclays Russell 2000 Index Fund, Barclays US Debt Index Fund, Barclays Equity Index, which are all collective trust funds; One Group Mid Cap Value Fund, The George Putnam Fund of Boston, Putnam Voyager Fund, Putnam Small Cap Value Fund, Putnam OTC Emerging Growth Fund, Putnam International Growth Fund, Putnam Vista Fund, and Global Growth Fund, which are all mutual funds; Investment Contracts Fund, BorgWarner Inc. Stock Fund, Loan Fund, and Pending Account.

The BorgWarner Inc. Stock Fund invests solely in the common stock of BorgWarner Inc. All purchases of BorgWarner Inc. stock are made on the open market.

Vesting - Fund assets attributable to voluntary participant contributions are fully vested at all times. Funds assets attributable to Company contributions vest 100 percent upon completion of five years of service or upon permanent disability, death, or attaining age 65 provided, however, that the participant is employed by the Company on that date.

Withdrawals - While a participant is actively employed, no withdrawals may be made from the Employee Retirement Account. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of their vested account balances as permitted by the Plan and by ERISA regulations.

Loans - Participants may borrow up to 50 percent of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. No loans are permitted from the Employee Retirement Account. Loans are secured by the remaining balance in the participant's Savings Account.

Priorities Upon Termination - Although the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

Payment of Benefits - Distribution of benefits is made upon retirement, death or other termination of employment. Participants may elect to receive distributions in the form of installments or a lump sum.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Investments - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.75 percent for the year ended December 31, 2001. The Investment Contracts Fund is fully benefit-responsive. The Loan Fund is valued at cost plus accrued interest, which approximates fair value. Investments in all other funds are stated at market value as reported by the Trustee.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Miscellaneous Expenses - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

Payment of Benefits - Benefits are recorded when paid.

3. TAX STATUS

The Plan obtained a determination letter, dated March 28, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes the Plan is currently designed and being operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. INVESTMENTS

The Plan's investments which exceeded five percent of the net assets available for benefits as of October 31, 2001 and December 31, 2000 are as follows:

	2001	2000
	(In thousands)	
Investment in Master Trust	$ -	$ 291

During the ten months ended October 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $36,000 as follows:

	(In thousands)
Mutual funds	$ (27)
Collective trust funds	(10)
BorgWarner Inc. Stock Fund	1
Total	$ (36)

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5. RELATED-PARTY TRANSACTIONS

The Plan invests in BorgWarner Inc. common stock, which is a permitted party-in-interest transaction. Certain Master Trust investments are shares of mutual funds and other investments managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $0 for the ten months ended October 31, 2001.

6. MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of the trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, Putnam Fiduciary Trust maintains supporting records for the purpose of allocating the net gain (loss) of the investment account to the various participating plans.

At January 1, 2001, the Master Trust consisted of fourteen defined contribution plans sponsored by entities of BorgWarner Inc. By October 31, 2001, the number of defined contribution plans had been reduced to eleven, as a result of plan mergers. The investment account of the Master Trust is valued at fair value at the end of each business day. The net gain (loss) in the account is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

At October 31, 2001 and December 31, 2000, the Plan's interest in the net assets of the Master Trust was approximately 0.00 percent and 0.04 percent, respectively.

The following tables present the carrying value of investments of the Master Trust as of October 31, 2001 and December 31, 2000 and the components of investment income for the Master Trust for the ten months ended October 31, 2001:

	October 31, 2001	December 31, 2000
Carrying value of investments (in thousands):		
Mutual funds	$294,170	$506,096
Collective trust funds	110,674	
BorgWarner Inc. Stock Fund	42,179	47,083
Investment Contracts Fund	126,185	118,566
Loan Fund	6,360	6,905
Cash and cash equivalents	740	886
Total	$580,308	$679,536

	10 Months Ended October 31, 2001
Investment income (loss) (in thousands):	
Net realized/unrealized appreciation (depreciation) in fair value of investments:	
Mutual funds	$(77,591)
Collective trust funds	(20,328)
BorgWarner Inc. Stock Fund	3,441
Total net realized/unrealized appreciation (depreciation)	(94,478)
Interest income	466
Dividend income	10,557
Total	$(83,455)

* * * * * *

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Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-92858 and 333-85297 on Form S-8 of BorgWarner Inc. of our report dated June 7, 2002, appearing in this annual report on Form 11-K of the BorgWarner Fuel Systems Inc. Savings Plan for the ten months ended October 31, 2001.

Deloitte & Touche LLP

June 26, 2002



Deloitte
Touche
Tohmatsu